UNIFYING SPIRITS, LLC

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this "Agreement"), entered into as of [EFFECTIVE DATE] (the "Effective Date"), is by and between UNIFYING SPIRITS, LLC, a Pennsylvania limited liability company (the "Company"), and the undersigned investor (the "Investor").

RECITALS:

A. This Agreement sets forth the terms under which the Investor will purchase Series A Investor Units (the "Units") in the Company (as defined in the Company's Fifth Amended and Restated Operating Agreement dated February 13, 2026, attached hereto as Exhibit A to this Agreement (the "Operating Agreement")).

B. The Company is offering Series A Investor Units at a purchase price of four dollars ($4.00) per Unit.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. SUBSCRIPTION FOR UNITS

1. Subscription. The Investor hereby subscribes for an additional [SHARES] Units at a price per Unit of four dollars ($4.00) for a total purchase price of $[AMOUNT] (the "Total Purchase Price"). As of the date of this agreement, the Investor shall deliver the Total Purchase Price to the Company by check or wire transfer of immediately available funds as directed by the Company.

1.1. Issuance of the Units. In consideration of the payment of the Total Purchase Price, at Closing (as hereinafter defined), the Company shall issue the respective Units to the Investor pursuant to Section 351 of the Internal Revenue Code free of any liens, easements, claims or encumbrances of any kind, nature or description whatsoever.

2. CLOSING

2.1. Closing. The closing (the "Closing") of the transactions contemplated hereby shall occur as of the Effective Date. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed taken and executed simultaneously and effective as of the Effective Date, and no proceedings shall be

deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

2.2. Closing Deliveries. At the Closing, the Investor shall deliver to the Company a Joinder to the Operating Agreement in the form of Exhibit B attached hereto, and the Company shall deliver to the Investor the Units, pursuant to Section 1.2 above, by recording Investor's ownership interest on the membership ledger of the Company, free and clear of all encumbrances.

2.3. Subsequent Documentation. At any time and from time to time after the Closing, each party shall execute and deliver or cause to be executed and delivered such other agreements or instruments, in addition to those required by this Agreement, as may reasonably be necessary in order to implement the transactions contemplated by this Agreement.

3. REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of Investor. Investor represents and warrants to the Company as follows:

3.1.1. Investor has full power and authority to execute this Agreement and consummate the transactions contemplated hereby;

3.1.2. The Investor acknowledges that the transferability of the Units is severely limited and that the Investor will bear the economic risk of membership for an indefinite period of time;

3.1.3. The Investor understands that the Units subscribed hereunder will be issued without registration under the Securities Act of 1933, as amended, or any applicable state securities laws, and in no event shall any Unit be sold or transferred by the Investor, except pursuant to the Company's Operating Agreement;

3.1.4. The Investor understands and agrees that it has no right to require the Company to register Units under federal or state securities laws at any time or join in any future registration, even though the Company and/or its Managers and/or officers may hereafter register and sell Units; The Investor has carefully read this Agreement, the Third Amended and Restated Operating Agreement, and the Company's Certificate of Organization and, to the extent the Investor believes necessary, has discussed with the Company's counsel and other professional advisor(s) the representations, warranties, covenants, and agreements which the Investor makes by signing this Agreement, and understands the terms and conditions set forth in the Operating Agreement;

3.1.5. To the best of the Investor's knowledge, any information that the Investor has supplied to the Company or its representatives or agents in connection with the

determination of whether to accept the Investor's subscription is true, correct, and complete;

3.1.6. The Investor is able to bear the economic risk of this investment, including the risk of the total loss of such investment, and has no need for liquidity in such investment;

3.1.7. The Investor considers itself to be a sophisticated investor in entities similar to the Company, and the Investor has substantial knowledge and experience in financial and business matters (including knowledge of finance, securities and investments generally and experience and skill in investments based on actual participation) such that the Investor is capable of evaluating the merits and risks of this investment and protecting its interests in connection with this investment. The Investor understands the risks associated with this investment.

3.1.8. The Investor agrees to be bound by the restrictions on the sale and transferability of the Units, and is aware that it may not be able to liquidate this investment in case of emergency;

3.1.9. In connection with the subscription of the Units subscribed hereunder by the Investor, the Investor has not and will not pay, and has no knowledge of the payment of, any commission or other direct or indirect remuneration to any person or entity for soliciting or otherwise coordinating the purchase of such Units, except to such persons or entities as are duly licensed and/or registered to engage in securities offering and selling activities (or are exempt from such licensing and/or registration requirements) under applicable federal laws and the laws of the state(s) in which such activities have taken place in connection with the transaction contemplated by this Agreement; and

3.1.10. The Investor has duly taken all actions necessary to approve and authorize the execution of this Agreement and to consummate the transactions contemplated herein.

3.1.11. The Investor acknowledges that no representations or warranties of any nature have been made to the Investor as to the ultimate economic or tax consequences of this investment, and that there are significant economic risks and tax issues associated with this investment. The Investor acknowledges that any forecasted financial data which may have been given to the Investor are for illustration purposes only and no assurance is given that actual results will correspond with the results contemplated in any such data;

3.1.12. The Investor acknowledges that all documents, records, and books pertaining to this investment have been made available for inspection by the Investor and the Investor's advisors, the Investor and the Investor's advisors have had a reasonable opportunity to ask questions concerning the terms, conditions, and risks of this subscription, and all such questions have been answered to the full satisfaction of the Investor, and that no oral representations have been made or oral information furnished to

the Investor or the Investor's advisors in connection with this subscription which were in any way inconsistent with the written information received by the Investor or the Investor's advisors;

3.2. Representations and Warranties of the Company. Company hereby represents and warrants to the Investor as follows:

3.2.1. This Agreement has been duly executed by a duly authorized officer of the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

3.2.2. The Company (i) is a limited liability company duly organized, validly existing, and in good standing under the laws of the Commonwealth of Pennsylvania; (ii) has the power and authority to own, lease, and operate properties and carry on business as now conducted; and (iii) is duly qualified, licensed to do business, and in good standing as a foreign corporation in each jurisdiction where such qualification or license is required, if any.

3.2.3. The execution, delivery, and performance by the Company of this Agreement and the Operating Agreement, together with any joinder thereto (collectively, the "Transaction Documents"), and the consummation of the transactions contemplated hereby and thereby (i) are within the power of the Company and (ii) have been duly authorized by all necessary actions on the part of the Company. Each Transaction Document executed by the Company has been duly executed and delivered by the Company and constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

3.2.4. The execution and delivery by the Company of the Transaction Documents executed by the Company, and the performance and consummation of the transactions contemplated thereby, do not and will not (i) violate the Company's Certificate of Organization or the Operating Agreement (as amended, the "Charter Documents") or any material judgment, order, writ, decree, statute, rule, or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other person to accelerate, whether after notice or lapse of time or both, any material mortgage, indenture, agreement, instrument, or contract to which the Company is a party or by which the Company is bound; or (iii) result in the creation or imposition of any lien or encumbrance upon any property, asset, or income of the Company.

3.2.5. No actions, including, without limitation, derivative actions, lawsuits, proceedings, or investigations are pending or, to the knowledge of the Company,

threatened against the Company, at law or in equity, in any court or before any other governmental authority.

3.2.6. The individuals and entities listed in Schedule A of the Operating Agreement are the legal and beneficial owners of the Membership Interests set opposite their names and comprise all Membership Interests issued in respect of the Company, including Series A Investor Units and Series B Management Units.

3.2.7. There are no encumbrances on any of the Membership Interests, issued or unissued, of the Company, to the knowledge of Company, and no distributions have been declared, made or paid.

3.2.8. The written information ("Information Memorandum") provided by the Company to the Subscriber containing details of the financial performance of the Company is true and accurate in all material respects. All statements of opinion in the Information Memorandum are fair and reasonable and not misleading. The financial forecasts, business plans, and all other forward-looking statements contained in the Information Memorandum represent, in the reasonable judgement of the Company, a realistic plan in relation to the future progress, expansion, and development of the business of the Company; provided, however, that no representation, warranty, or covenant is made with respect to the Company actually achieving any such future or forward-looking target or objective.

3.2.9. The Company has taken all steps reasonably necessary to fully protect the intellectual property of the Company and know-how used by the Company. All intellectual property which is, or is likely to be, material to the business of the Company is legally and beneficially vested in the Company, is valid and enforceable, and, to the knowledge of the Company, is not subject to any valid claims of opposition from any third party.

3.2.10. The Company is compliant in all material respects with applicable law.

4. RISK FACTORS

4.1. Limited Operating History. The Company has limited operating history. The general character of the business of the Company is set forth in the Operating Agreement. The Company will be subject to the substantial risks inherent in the commencement of a new business enterprise. The Investor should be aware that new enterprises may encounter financial and operational difficulties and

intense competition, and often fail to become profitable. Moreover, there can be no assurance that the Company will not sustain a cumulative loss over the period of its existence, and in such event, the cumulative distributions, if any, to the Investor will not, in the aggregate, equal or exceed its investment in the Company. Because the Company will not be a taxable entity for income tax purposes and each member will be taxed on the portion of Company income allocated to it (whether or not any cash is distributed), it is possible that cash distributions from the Company may be insufficient to pay the income taxes attributable to the Investor's allocation of the Company's income.

4.2. Limited liquidity. The Investor should be fully aware of the long-term nature of an investment in the Company and the limited liquidity of such investment. Units are transferable only in accordance with the Operating Agreement, which places restrictions on transfer. Investor may not be able to liquidate its investment in the event of an emergency or any other reason. In addition, the transfer of the Units may result in adverse tax consequences to Investor.

4.3. Indebtedness. The Company's assets may be pledged to creditors of the Company to secure financing for the Company. If the Company defaults in its arrangements with such creditors, the creditors may foreclose on the pledged assets. Such an event could have a severe, adverse impact on the business of the Company. Also, upon liquidation or bankruptcy of the Company, the repayment

of such indebtedness will have priority over distributions to the Investor.

4.4. Risk of Dissolution. Dissolution of the Company could occur at a time that would be disadvantageous to the Investor. There can be no assurance that the value of the Units would not be materially and adversely affected by dissolution of the Company or that the Investor would not sustain economic losses, including adverse income tax consequences, from such dissolution.

4.5. Operating Risk. The Company may be affected by factors beyond the control of the Company including, without limitation, environmental problems, union activities, strikes, energy shortages, inflation, adverse weather conditions and other unknown contingencies. The Company currently anticipates acquiring raw materials (including alcohol beverage products) from a variety of sources, and then engaging in manufacturing (including encapsulation and bottling) for its products inside or outside the United States, and the Company may be adversely affected by various factors such as an increase in local unemployment, a change in the characteristics of the production area, governmental regulations, actions by competitors, various uninsurable risks and unforeseen changes or trends in the beverage alcohol industry.

4.6. Competition. The success of the Company will depend on the effective and efficient operation of it, which will be affected by competition from other beverage alcohol and cocktail culture related companies and trends. The beverage

alcohol and related fields are highly competitive, and competitors may be larger, better financed and have access to greater resources than the Company.

4.7. Potential Company Liability. The Company may be liable for damages to persons or property. Although the Company will maintain liability insurance and property and casualty insurance, those insurance policies may not be sufficient to cover all potential liability. Since most insurance policies contain various exclusions, the Company will not be insured against all possible occurrences. In the event of an uninsured or underinsured loss, the earnings of the Company will be reduced and, accordingly, the value of the Units and distributions could be adversely affected.

4.8. Lack of Diversification. The business of the Company will be branding, marketing, sale and distribution of encapsulated beverage alcohol products. The success of the Company, therefore, will be directly dependent on its successful operation, and adverse engagements in its operation may have a significant, adverse impact on the Company's potential profitability.

4.9. Need for Additional Funds. It is forecasted that proceeds from Investors, initial institutional financing and cash generated from the Company's operations will provide the Company with the capital required for scheduled or necessary capital improvements and equipment, the expenses of formation and reserves for working capital purposes. To the extent additional funds are required, however, such funds

may be obtained through Company borrowing. There can be no assurance that a suitable lender can be found for any future borrowing by the Company or that any such borrowing can be made on terms satisfactory to the Company. Credit constraints and other banking regulations, as well as nationwide economic conditions, may adversely affect the ability of the Company to borrow money.

4.10. Summary of Certain Federal Income Tax Aspects and Risks. Investor's decision to subscribe in the Company should be based solely upon the anticipated cash return to the Investor without regard to any potential tax benefits. There are no opinions regarding the Company's classification for federal income tax purposes, the allocation of the Company's taxable income or the tax consequences to any Investor. The income tax information and analysis herein are not intended as a substitute for careful tax planning by prospective Investors. Investors should be aware that the following discussion has been compressed into an acceptable length only by the condensation or elimination of many details which may adversely affect some prospective investors significantly. Each investor is urged to consult its own tax advisor with respect to the tax aspects and risks of an investment in the Company.

4.10.1. No IRS Ruling. The Company shall not seek IRS rulings as to any of the Federal income tax consequences of investment in the Company. Thus, positions taken by the Company as to tax consequences could differ from positions ultimately taken by the IRS in auditing tax returns, in issuing rulings or otherwise. Therefore, there can be no assurance that the intended tax

consequences of investment in the Company will be realized.

4.10.2. Possibility That Tax Attributable to Company Activity Will Exceed Amount of Distributions. The Company may be required to file an informational return for each taxable year reporting its operations on the accrual method of tax Accounting (although, to the extent permitted by applicable law, the Company will reserve the right to change its accounting method). Each member will be required to report on its personal federal income tax return its distributive share of the income, gains, losses, deductions and credits of the Company for the taxable year of the Company ending within or with its taxable year, whether or not any actual cash distribution has been or will be made to it. The total amount of a member's tax liability, during the period of the initial investment, may well exceed the total amount of cash distributions, if any, which it may receive from the Company and during a taxable year.

4.10.3. Limitation of Deductibility of Losses. The amount of losses of the Company that a member may deduct is limited to its basis in its investment in the Company, the amount as to which it is at risk with respect to its investment, and may be limited further under the passive loss rules. A member should not view an investment in the Units as a method by which to shelter taxable income.

4.10.4. Accounting Method. The Company reports its income on the cash basis of Accounting for tax purposes. Under the cash method, the Company would not include in its income payments which they have not yet received and expenses which it has not yet paid. Members will be required to include on their personal tax returns their distributive share of such income, whether or

not any cash distributions are made by the Company.

4.10.5. Audit of the Company's Tax Returns. An examination of the Company's tax returns could result in adjustments to the tax consequences initially reported by the Company and could possibly result in audits of the members' personal income tax returns. Any such audits could involve items not related to investment in the Company. The Company's partnership representative may, in that capacity, extend the statute of limitations with respect to Company items by Agreement with the IRS on behalf of the Company without consent of the Members.

4.10.6. Tax Legislation. There are frequent and sometimes retroactive Changes in tax laws. Regulations, rulings and interpretations of existing statutes by court decision may also change the law with retroactive effect. It is possible that there will be adverse changes in the law or interpretations thereof during the term of the Company which would materially and adversely affect the economic consequences of the investment.

5. DISCLAIMER

5.1. EXCEPT AS OTHERWISE SET FORTH HEREIN, INVESTOR ACKNOWLEDGES THAT NEITHER THE COMPANY NOR ANY OF ITS AGENTS, EMPLOYEES OR AFFILIATES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, ORAL OR OTHERWISE, CONCERNING THE COMPANY OR THE OFFERING, OTHER THAN THOSE CONTAINED HEREIN AND IN THE INFORMATION MEMORANDUM. IN SUBSCRIBING FOR THE INTERESTS, INVESTOR IS NOT RELYING UPON

ANY INFORMATION, OTHER THAN THE RESULTS OF INVESTOR'S OWN OR INVESTOR'S REPRESENTATIVE'S INDEPENDENT REVIEW OF THE AGREEMENTS AND RELATED DOCUMENTATION (INCLUDING, WITHOUT LIMITATION, THE INFORMATION MEMORANDUM), THE EXHIBITS HERETO, AND ANY OTHER WRITTEN INFORMATION PROVIDED TO INVESTOR AT INVESTOR'S REQUEST.

5.2. INVESTOR UNDERSTANDS THAT NO COMMISSIONS WILL BE PAID IN CONNECTION WITH INVESTOR'S INVESTMENT IN THE COMPANY. INVESTOR ACKNOWLEDGES THAT NO PUBLIC SOLICITATION OR ADVERTISEMENT HAS BEEN MADE REGARDING THIS INVESTMENT.

5.3. INVESTOR IS ADVISED TO SEEK INDEPENDENT COUNSEL TO REVIEW INVESTOR'S INVESTMENT AND THE TERMS OF THE AGREEMENTS.

5.4. INVESTOR'S AND COMPANY'S REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN SHALL SURVIVE THE ACCEPTANCE OF THIS SUBSCRIPTION.

5.5. THIS AGREEMENT IS VOID AND OF NO EFFECT UNLESS THE COMPANY OR ITS DULY AUTHORIZED REPRESENTATIVES SIGN AND DELIVER THE AGREEMENT WHERE INDICATED. UNTIL THE AGREEMENT HAS BEEN

COUNTERSIGNED AND ACCEPTED BY THE COMPANY OR ITS DULY AUTHORIZED REPRESENTATIVES, AND THE ASSETS HAVE BEEN CONVERTED INTO UNITS IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, AND THE COMPANY EXECUTES AND DELIVERS A COUNTERPART SIGNATURE PAGE TO THE OPERATING AGREEMENT, THE INVESTOR SHALL NOT BE CONSIDERED A MEMBER OF THE COMPANY OR HAVE ANY OWNERSHIP RIGHTS IN THE COMPANY.

5.6. INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR INVESTORS: (A) WHO HAVE A CONTINUING HIGH LEVEL OF ANNUAL INCOME AND A SUBSTANTIAL NET WORTH; (B) WHO CAN AFFORD TO BEAR A HIGH LEVEL OF RISK; AND (C) WHO HAVE NO NEED FOR LIQUIDITY FROM THIS INVESTMENT. PLEASE CAREFULLY REVIEW THE RISK FACTORS SET FORTH HEREIN. THESE SECTIONS CONTAIN IMPORTANT INFORMATION REGARDING OWNERSHIP IN THE COMPANY.

6. <u>MISCELLANEOUS</u>

6.1. <u>Binding Effect; Benefits; Assignment</u>. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, heirs and legal representatives. Except as otherwise set forth herein, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns, heirs and legal

representatives any rights, remedies, obligations, or liabilities under or by reason of this Agreement. No party may assign its rights hereunder without the prior written consent of the other party.

6.2. Entire Agreement. This Agreement and the documents and instruments delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede all prior agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof.

6.3. Headings. The Article headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation of this Agreement.

6.4. Governing Law. This Agreement shall be construed as to both validity and performance and enforced in accordance with and governed by the laws of the Commonwealth of Pennsylvania, without giving effect to the choice of law principles thereof.

6.5. Amendments. This Agreement may not be modified or changed except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.

6.6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Signature pages delivered by facsimile or email to this Agreement or any document delivered in connection herewith or at the Closing shall be binding to the same extent as an original.

6.7. Incorporation of Recitals. The Recitals to this Agreement are incorporated herein and made a part hereof.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Unifying Spirits LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

FIFTH AMENDED AND RESTATED OPERATING AGREEMENT
UNIFYING SPIRITS

See attached.

EXHIBIT B

JOINDER TO OPERATING AGREEMENT

I, [Entity Name] having become a Member of UNIFYING SPIRITS, LLC, a Pennsylvania limited liability company (the "Company"), on the Closing Date (the "Effective Date"), do hereby accept the terms and conditions of the Fifth Amended and Restated Operating Agreement of the Company effective the 13th day of February, 2026, by and among the Company and its members, as the same may be amended or supplemented from time-to-time (the "Agreement"), and agree to become bound by such Agreement as of the Effective Date.

Intending to be legally bound hereby, my signature and the date are set forth below.

DATE: [EFFECTIVE DATE]

X *Investor Signature* X [EFFECTIVE DATE]

The above [ENTITY NAME] to the Agreement is hereby acknowledged and ratified by UNIFYING SPIRITS, LLC.

UNIFYING SPIRITS, LLC

Founder Signature

Raymond Rozycki, CEO